Ebang International Holdings Inc.

Building 7, No. 5 Nangonghe Road, Linping Street

Yuhang District, Hangzhou, Zhejiang, 311100

People’s Republic of China

July 15, 2022

Via EDGAR

Claire Erlanger

Jean Yu

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Ebang International Holdings Inc. Form 20-F for the Year Ended December 31, 2021 File No. 001-39337

Dear Madams:

This letter responds to the letter, dated June 30, 2022, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”) of Ebang International Holdings Inc. (the “Company,” “we,” “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with each comment followed by our response. We are concurrently publicly submitting with this letter Amendment No.1 to the Form 20-F (“Amendment No.1”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No.1.

Form 20-F for the Year Ended December 31, 2021

Exhibit 12.1 and 12.2 Certifications Pursuant to Section 302 of the Sarbanes Oxley Act, page 1

1.	We note from Item 15B of your Form 10K, that management has evaluated and concluded on the effectiveness of your internal control over financial reporting as of December 31, 2021 and you have included management’s report on page 133. In light of the fact that you have included management’s report on ICFR in your filing, we believe that your certifications pursuant to Section 302 of the Sarbanes Oxley Act should include paragraph 4(b). In this regard, paragraph 4(b) should be included to disclose that management has “designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.” Please revise accordingly.

In response to the Staff’s comment, we have revised our certifications pursuant to Section 302 of the Sarbanes Oxley Act accordingly.

Ebang International Holdings Inc.

U.S. Securities and Exchange Commission

July 15, 2022

Item 3. Key Information, page 1

2.	At the onset of Item 3, provide a clear description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries and consolidated entities, or to investors, and quantify the amounts where applicable.

In response to the Staff’s comment, we have revised the disclosure under “Item 3. Key Information” of Amendment No. 1 accordingly.

Part I, page 1

3.	At the onset of Part I, please revise to disclose prominently the following:

●	whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;

●	whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years;

●	whether you have been or expect to be identified by the Commission under the HFCAA; and

●	a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.

In response to the Staff’s comment, we have added the section titled “Introduction” to Amendment No. 1 accordingly.

4.	At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

In response to the Staff’s comment, we have added the section titled “Introduction” to Amendment No. 1 accordingly.

5.	At the onset of Part I, clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comment, we have added the section titled “Introduction” to Amendment No. 1 accordingly.

Notes to the Financial Statements

Note 3. Short-term Investments, page F-17

Ebang International Holdings Inc.

U.S. Securities and Exchange Commission

July 15, 2022

6.	We note from your disclosure in Note 2 on page F-10, that short-term investments consist of investments in marketable securities which are accounted for under ASC 321. Please revise to include the disclosures required by ASC 321-10-50, which include disclosure of the portion of unrealized gains and losses for the period that relates to equity securities still held at the reporting date. Also, we note your disclosure that you hold debt classified investments that are recorded as available for sale securities. Please revise to include the disclosures required by ASC 320-10-50-2.

In response to the Staff’s comment, we have revised the disclosure on page F-17 of Amendment No. 1 to include the disclosure of unrealized gain or loss associated with investments in marketable securities as required by ASC 321-10-50.

We further advise the Staff that the unrealized gain on available-for-sale debt securities relating to the wealth management products for the years ended December 31, 2021,2020 and 2019, was approximately $13,000, nil and nil, representing 0.5%, nil and nil of the total net income or loss. Since the impact to the financial statements as a whole was immaterial, we did not record any unrealized gain in other comprehensive income or loss. We have revised pages F-10 and F-17 of Amendment No.1 to include the disclosures as required by ASC 320-10-50-2 and to provide further clarity on the accounting policy related to short-term investments.

General

7.	As it appears your officers and directors are located in China, please include a separate “Enforceability of Civil Liabilities” section which discloses the difficulty of bringing actions and enforcing judgements against these individuals. This section should include disclosures consistent with your Risk Factor disclosure on page 49.

In response to the Staff’s comment, we have added the section titled “Enforceability of Civil Liabilities” to Amendment No. 1 accordingly.

If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch at (212) 660-3060 or at ddanovitch@sullivanlaw.com, Aaron M. Schleicher at (212) 660-3034 or aschleicher@sullivanlaw.com or Hermione M. Krumm at (212) 660-3012 or at hkrumm@sullivanlaw.com, of Sullivan & Worcester LLP.

Sincerely,

Ebang International Holdings Inc.

By:	/s/ Dong Hu
Name: Dong Hu
Title: Chairman, Chief Executive Officer and Chief Financial Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP Aaron M. Schleicher, Esq., Sullivan & Worcester LLP
Hermione M. Krumm, Esq., Sullivan & Worcester LLP